SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

Fennec Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31447P100
(CUSIP Number)

Marino Zigrossi

Managing Director

Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,993,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,993,694
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 19, 2017 (the “Initial Filing” and, together with Amendment No. 1, the “Schedule 13D”). This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Fennec Pharmaceuticals Inc. (formerly known as Adherex Technologies Inc.), a British Columbia, Canada registered corporation (the “Issuer”), whose principal offices are located at PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Filing. Except as amended and supplemented by this Amendment No. 1, the Initial Filing remains unchanged.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Initial Filing is hereby amended by adding the following at the end thereof:

On April 30, 2020, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. as representative of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Issuer agreed to issue and sell an aggregate of 4,800,000 shares of Common Stock to the Underwriters (the “Public Offering”). The Public Offering was made under a prospectus supplement and related prospectus filed with the SEC pursuant to the Issuer’s effective shelf registration statement on Form S-3 (Registration No. 333-221093).

Essetifin agreed to purchase 768,000 shares of Common Stock in the Public Offering at the public offering price of $6.25 per share. On May 4, 2020, the Public Offering closed and the shares of Common Stock were delivered to Essetifin. The aggregate purchase price of $4,800,000 for the shares of Common Stock acquired by Essetifin was paid from Essetifin’s working capital.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Filing is hereby amended by adding the following at the end thereof:

The purpose of the transactions relating to the Public Offering described in Item 3 above was to, among other things, (i) acquire additional shares of Common Stock of the Issuer; (ii) support the Issuer in its efforts to obtain regulatory approvals for and potentially launch PEDMARK™, a unique formulation of Sodium Thiosulfate; and (iii) provide funds to the Issuer for working capital and general corporate purposes.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Initial Filing is hereby amended and restated in its entirety as follows:

(a) As of April 30, 2020, the Reporting Persons are the beneficial owners of 3,993,694 shares of Common Stock, representing approximately 16.2% of the Issuer’s outstanding Common Stock, based on 24,695,830 shares of Common Stock outstanding, which reflects the closing of the Public Offering, as reported in the Issuer’s prospectus supplement filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on May 1, 2020.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Persons shares the power to vote or direct the vote is 3,993,694. The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Persons shares the power to dispose or direct the disposition is 3,993,694.

(c) See Items 3 and 4 above.

(d) N/A.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended by adding the following at the end thereof:

The responses to Items 3 and 4 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended and restated in its entirety as follows:

A.	Subscription Agreement, dated April 8, 2016, by and between Essetifin S.p.A. and Fennec Pharmaceuticals Inc. (1)

B.	Form of Subscription Agreement, dated June 8, 2017, by and between Fennec Pharmaceuticals Inc. and each investor in the private placement offering. (2)

C.	Joint Filing Agreement. (3)

(1)	Incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2016.

(2)	Incorporated by reference to Exhibit 10.15 of the Issuer’s Form S-1 (File No. 333-219884) filed with the Securities and Exchange Commission on August 10, 2017.

(3)	Incorporated by reference to Exhibit C of the Initial Filing filed by the Reporting Persons with the Securities and Exchange Commission on December 19, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: May 4, 2020

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: May 4, 2020

PAOLA CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: May 4, 2020

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: May 4, 2020

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: May 4, 2020

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: May 4, 2020

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

**	Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)